Filed by IntercontinentalExchange, Inc. (Commission File No. 001-32671) Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: NYSE Euronext (Commission File No. 001-33392)

ICE’s Sprecher discusses NYSE deal

Quick Q&A with Jeff Sprecher

Futures Magazine

By Daniel P. Collins

11 January 2013

On Thursday, Dec. 20 IntercontinentalExchange (ICE) announced that it had reached a definitive agreement to acquire NYSE Euronext in a stock-and-cash transaction. The announcement seemed anti-climactic given the high profile M&A dance a year prior between NYSE Euronext and Deutsche Börse (DB) and the attempt to scuttle it by a joint counteroffer by ICE and Nasdaq OMX.

The acquisition price, $31.12 per share (roughly $8.2 billion), was a considerable discount to what DB was offering a year earlier and the terms seemed less desirable to NYSE than the DB deal, which was presented as a merger of equals and included a larger role for NYSE boss Duncan Niederauer and more representation on the board of the combined entity from NYSE board members.

We asked ICE Chairman and CEO Jeff Sprecher to give us the skinny on the deal, what synergies are involved and how he will manage his expanding firm. Here is what he had to say.

Dan Collins: What are the largest benefits for ICE and it shareholders from the acquisition of NYSE Euronext?

Jeff Sprecher: ICE has a strong track record of successfully integrating businesses. Since acquiring the International Petroleum Exchange in 2001, ICE Futures Europe volumes have set new records every year. Volumes at the former New York Board of Trade have doubled since we acquired it in 2007. Based on the complementary asset classes, the combined company will be a leading operator of regulated, global markets with strong cash flows and deep resources to pursue growth opportunities. We have identified significant synergies and expect the transaction to be highly accretive for shareholders in the first year after closing, and importantly remain a growth leader in our sector.

DC: Your joint offer along with Nasdaq for NYSE was struck down by regulators as was the NYSE/DB merger. Do you anticipate any antitrust issues? If the Liffe commodities business is seen as a potential antitrust stumbling block, could that be split off?

JS: We can’t speculate on regulatory matters, but we are working diligently to secure all required regulatory approvals and provide all required information in a timely manner. Our businesses serve different markets, different geographies and different clients, and this is something we looked at prior to completing our agreement.

DC: How will this deal change the landscape of the futures industry? The securities industry?

JS: In many ways, this combination is consistent with the way markets have evolved, particularly in a world of increased regulation, transparency and global competition. We believe the combined company will benefit the broader market through increased resources, continued innovation and a focus on solving market structure challenges to support growth for our customers. And as the regulatory landscape continues to change, the combined company will be in a strong position to offer compliance solutions for customers coping with an evolving mix of global regulations.

DC: What synergies do you expect the acquisition to provide?

JS: We expect to achieve our projected $450 million in synergies in the third full-year post-closing, which includes $150 million in efficiencies related to NYSE Euronext’s current cost-savings program. Significant savings are expected related to technology, clearing and duplicative expenses.

DC: How many clearinghouses does this give you? Will any of them be merged? Will end users see any savings through margin offsets involving your various clearing entities?

JS: ICE currently operates five clearing houses: ICE Clear U.S., ICE Clear Europe and ICE Clear Canada as well as a separate North American clearing house for CDS (ICE Clear Credit) and one of the oldest independent clearing houses in the world, The Clearing Corporation. Under a separate agreement announced in December, ICE Clear Europe will provide clearing services for the London markets of NYSE Liffe beginning in mid-2013. ICE will draw on its experience in successfully transitioning more than 40 clearing members, 26.5 million contracts and more than $16 billion worth of assets during the transition from LCH.Clearnet Ltd. to ICE Clear Europe in 2008. Operational efficiencies are likely, though whether margin offsets are possible, it would be too early to say — however, the primary driver is the need for Liffe customers to have certainty around the delivery of an EMIR-compliant clearinghouse.

DC: In about a decade’s time you have gone from running a niche energy market to the head of one of the largest exchange and clearing firms encompassing almost every asset class. How difficult has it been and will it be to manage all the different exchanges and clearinghouses that make up ICE?

JS: We will be drawing from a strong bench of experienced leaders at both ICE and NYSE Euronext to manage the various business lines. We will also benefit from the inherent scalability of the exchange business where we already operate many platforms and where we’ve had the experience of integrating new businesses. The technology platform synergies in particular are good examples of where we can streamline costs and processes. Creating a premier global market operator with a diversified mix of asset classes and risk management services enhances our growth opportunities while underpinning our continued ability to realize efficiencies, provide a consistent regulatory and market framework across asset classes, and continue to invest in innovative solutions to support our customers’ requirements.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Current Report on Form 8-K contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Current Report on Form 8-K. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this Current Report on Form 8-K.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.